Capitalisation and Indebtedness	Exhibit 99.2

The following table sets out the issued share capital of Barclays PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2016. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31st Dec 2016
(000)
Share capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	16,963,243

£ million
Group shareholders’ equity
Called up share capital	4,241
Share premium account	17,601
Other reserves	6,051
Other equity instruments	6,449
Retained earnings	30,531

Shareholders’ equity excluding non-controlling interests	64,873
Non-controlling interests	6,492

Total shareholders’ equity	71,365

Group indebtedness (1)
Subordinated liabilities	23,383
Debt securities in issue(2)(3)	75,932

Total indebtedness	99,315

Total capitalisation and indebtedness	170,680

Group contingent liabilities
Guarantees and letters of credit pledged as collateral security	15,303
Performance guarantees, acceptances and endorsements	4,636

Total contingent liabilities	19,939

Documentary credits and other short-term trade related transactions	1,005

Forward starting reverse repurchase agreements, Standby facilities, credit lines and other commitments	302,681

1.	“Group indebtedness” includes interest accrued as at 31st December 2016 in accordance with International Financial Reporting Standards
2.	On 10 January 2017 Barclays PLC issued a total of $5bn of senior debt securities
3.	On 20 January 2017 €2bn of senior debt securities issued by Barclays Bank PLC matured and on 17 February 2017 $750m of senior debt securities issued by Barclays Bank PLC matured